UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                                 (Rule 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)


                      Sunshine Mining and Refining Company
                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)



                                   867833-60-0
                                   -----------
                                 (CUSIP Number)


                                John A. Motulsky
                        Stonehill Capital Management LLC
                        126 East 56th Street - 9th Floor
                            New York, New York 10022
                                 (212) 739-7474
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 5, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


                               Page 1 of 8 pages

CUSIP No. 867833-60-0
---------------------

1.   Name of Reporting Person                             Stonehill Offshore
                                                          Partners Limited

     S.S. or I.R.S. Identification No.
     of Above Person                                      N.A.

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a                       (a) [x]
     Member of a Group                                    (b) [ ]

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds                                      OO

--------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or
     2(e)                                                 [ ]

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization                 Cayman Islands

--------------------------------------------------------------------------------

                         7.    Sole Voting                0
                               Power
                               -------------------------------------------------
Number of Shares         8.    Shared Voting              44,995,000
Beneficially Owned             Power
by Each Reporting              -------------------------------------------------
Person with              9.    Sole Dis-                  12,814,725
                               positive Power
                               -------------------------------------------------
                         10.   Shared Dis-                12,814,725
                               positive Power
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned By Each Reporting Person                       44,995,000

--------------------------------------------------------------------------------

12.  Check box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                       [ ]

--------------------------------------------------------------------------------

13.  Percent of Class Represented by
     Amount in Row (11)                                        89.99%

--------------------------------------------------------------------------------

14.  Type of Reporting Person                                  CO

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                               Page 2 of 8 pages

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1.   Name of Reporting Person                             Stonehill
                                                          Institutional
                                                          Partners, L.P.
     S.S. or I.R.S. Identification No.
     of Above Person                                      13-3982121

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a                       (a) [x]
     Member of a Group                                    (b) [ ]

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Source of Funds                                      OO

--------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or
     2(e)                                                 [ ]

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization                 Delaware

--------------------------------------------------------------------------------

                         7.    Sole Voting                0
                               Power
                               -------------------------------------------------
Number of Shares         8.    Shared Voting              44,995,000
Beneficially Owned             Power
by Each Reporting              -------------------------------------------------
Person with              9.    Sole Dis-                  6,690,275
                               positive Power
                               -------------------------------------------------
                         10.   Shared Dis-                6,690,275
                               positive Power
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned By Each Reporting Person                       44,995,000

--------------------------------------------------------------------------------

12.  Check box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                  [ ]

--------------------------------------------------------------------------------

13.  Percent of Class Represented by
     Amount in Row (11)                                   89.99%

--------------------------------------------------------------------------------

14.  Type of Reporting Person                             PN



                               Page 3 of 8 pages

Item 1.  Security and Issuer
------   -------------------

      This statement relates to the Common Stock, $.01 par value (the "Sunshine Common Stock"), of Sunshine Mining and Refining Company, a Delaware corporation ("Sunshine"). Sunshine's principal executive offices are located at 5956 Sherry Lane, Suite 621, Dallas, Texas.

Item 2.  Identity and Background
------   -----------------------

      Stonehill Offshore Partners Limited is a Cayman Islands corporation and Stonehill Institutional Partners, L.P. is a Delaware limited partnership. The two entities are referred to collectively as the "Stonehill Entities". The address of the principal office of Stonehill Offshore Partners Limited is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Box 31106SMB, Grand Cayman Islands, B.W.I., and the address of the principal office of Stonehill Institutional Partners, L.P. is 126 E. 56th Street, 9th Floor, New York, New York 10022. The principal business of each of the Stonehill Entities is investment in securities.

      None of the Stonehill Entities or any officer, director or general partner of the Stonehill Entities has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). None of the Stonehill Entities or any officer, director of general partner of the Stonehill Entities has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his having been or being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The Stonehill Entities and The Liverpool Limited Partnership and Elliott International, L.P. (together, the "Elliott Entities") are parties to a Stockholders Agreement (the "Stockholders Agreement") dated as of February 5, 2001 described in item 4 and as a result are considered a "group" for purposes of this filing.

      The Stonehill Entities together own 19,505,000 shares (or 39.01%) of Sunshine Common Stock. The Elliott Entities are filing a separate Schedule 13D reporting their ownership of an aggregate of 25,490,000 shares (or 50.98%) of Sunshine Common Stock. The Stonehill Entities and the Elliott Entities together own an aggregate of 44,995,000 shares (or 89.99%) of Sunshine Common Stock. As a result of the Stockholders Agreement, each of the Stonehill Entities and each of the Elliott Entities is deemed the beneficial owner of all of the shares owned by all of them.

Item 3.  Source and Amount of Funds
------   --------------------------

      The shares of Sunshine Common Stock were issued to the Stonehill Entities in exchange for $12,312,945 principal amount of Senior Convertible Promissory Notes due November 24, 2002 (plus accrued interest thereon as of August 22,
2000) pursuant to the Joint Chapter 11 Plan of Reorganization (the "Plan") dated as of August 22, 2000 of Sunshine Mining


                               Page 4 of 8 pages
and Refining Company, Sunshine Argentina, Inc., Sunshine Precious Metals, Inc. and Sunshine Exploration, Inc.

Item 4.  Purpose of Transaction
------   ----------------------

      The shares of Sunshine Common Stock were acquired by the Stonehill Entities in order to effect the reorganization of Sunshine pursuant to the Plan.

     Pursuant to the Plan, the Board of Directors of Sunshine will consist of two designees of the Stonehill Entities (initially Arnold Kastenbaum and Charles Reardon), two designees of the Elliott Entities and the Chairman of Sunshine. The Stonehill Entities and the Elliott Entities have entered into the Stockholders Agreement pursuant to which they have agreed to vote for a board of directors consisting of such persons.

     The Stonehill Entities and the Elliott Entities have been and will be discussing with each other and with Sunshine various matters relating to Sunshine, including the pursuit of strategic alternatives for Sunshine such as financings, joint venture arrangements, assets sales and merger possibilities.

Item 5.  Interest in Securities of the Issuer
------   ------------------------------------

      (a) Pursuant to the Plan, the following number of shares were issued to each of the Stonehill Entities and the Elliott Entities:


                                                 Number of        Percentage
      Name                                        Shares           of Class
      ----                                       ---------        ----------

      Stonehill Offshore Partners Limited        12,814,725          25.63%

      Stonehill Institutional Partners, L.P       6,690,275          13.38%

      The Liverpool Limited Partnership      )
                                             )   25,490,000          50.98%
      Elliot International, L.P.             )


      (b) Each of the Stonehill Entities and the Elliott Entities has the sole power to vote and the sole power to dispose of the shares owned by it, subject to the terms of the Stockholders Agreement.

      (c) None of the Stonehill Entities or the Elliott Entities has engaged in any transactions in the Sunshine Common Stock during the past 60 days except the receipt of shares pursuant to the Plan.


                               Page 5 of 8 pages

      (d) None.

      (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect
------   -----------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

      The Stonehill Entities and the Elliott Entities are parties to the Stockholders Agreement, pursuant to which they have agreed to vote for a board of directors of Sunshine consisting of two designees of the Stonehill Entities, two designees of the Elliott Entities and the chief executive officer of Sunshine. The agreement terminates if either the Stonehill Entities or the Elliott Entities own less than 10% of the outstanding Sunshine Common Stock.

     The Stonehill Entities and the Elliott Entities are parties to a Call Option Agreement dated as of February 5, 2001 with Sunshine International Mining, Inc. and Sunshine Argentina, Inc., pursuant to which the Stonehill Entities have an option to acquire up to 43.5%, and the Elliott Entities have an option to acquire up to 56.5%, of the shares of Sunshine Argentina, Inc. for an aggregate purchase price of $1,000,000 under certain circumstances, including, without limitation, (1) if the Sunshine Common Stock does not trade on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market System, the Nasdaq Small-Cap Market or the Nasdaq OTC Bulletin Board, (2) if the market capitalization of Sunshine is less than $15 million for 15 consecutive calendar days (and does not subsequently go above $15 million for at least 30 calendar days), or (3) upon the bankruptcy of Sunshine or a subsidiary. The option expires in 10 years or if Sunshine has a market capitalization of more than $150 million for at least 60 consecutive calendar days (and the Sunshine shares owned by the Sunshine Entities and the Elliott Entities are registered and freely tradeable during such 60-day period). The amount of shares subject to each option reduces proportionately if and to the extent that the Stonehill Entities or the Elliott Entities sell more than 50% of their shares of Sunshine Common Stock. Sunshine Argentina, Inc. owns the Pirquitas silver mine in Jujuy, Argentina.

      Pursuant to a Registration Rights Agreement dated as of February 5, 2001 among the Stonehill Entities, the Elliott Entities and Sunshine, Sunshine is required to register the shares of Sunshine Common Stock held by the Stonehill Entities and the Elliott Entities under the Securities Act of 1933. Sunshine is required to file a shelf Registration Statement by April 5, 2001 and use its best efforts to cause that Registration Statement to become effective by July 5, 2001.

Item 7.  Materials to be filed as Exhibits
------   ---------------------------------

         (1)  Joint Filing Agreement
         (2)  Stockholders  Agreement  dated as of  February  5, 2001
         (3)  Call Option Agreement dated as of February 5, 2001
         (4)  Registration Rights Agreement dated as of February 5, 2001


                               Page 6 of 8 pages

                                   SIGNATURES


      After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete, and correct.



STONEHILL OFFSHORE PARTNERS LIMITED
By: Stonehill Advisers LLC


By:      s/ John A. Motulsky                               February 14, 2001
   ------------------------------------
           John A. Motulsky
           Member


STONEHILL INSTITUTIONAL PARTNERS, L.P.


By:      s/ John A. Motulsky                               February 14, 2001
   ------------------------------------
           John A. Motulsky
           General Partner



                               Page 7 of 8 pages

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT


      The undersigned hereby agree that the Statement on Schedule 13D with respect to the shares of Common Stock, $.01 par value, of Sunshine Mining and Refining Company beneficially owned by the undersigned, which will be filed with the Securities and Exchange Commission no later than February 15, 2001 and signed by each of the undersigned, and any subsequent amendments to said Statement on Schedule 13D shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.


Dated:  February 14, 2001


STONEHILL OFFSHORE PARTNERS LIMITED
By: Stonehill Advisers LLC


By:        s/ John A. Motulsky
   ------------------------------------
              John A. Motulsky
              Member


STONEHILL INSTITUTIONAL PARTNERS, L.P.


By:        s/ John A. Motulsky
   ------------------------------------
              John A. Motulsky
              General Partner



                               Page 8 of 8 pages


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